16006378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC

SEC FILE NUMBER
8-66679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc. (Filed as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Wall Street
(No. and Street)

New York (City) N.Y. (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York)
) ss:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2015 and supplementary schedule are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2015 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Notary Public
Subscribed and sworn to before me this 26 day of February 2016

RODD CORNER
Notary Public - State of New York
No. 01CO6169041
Qualified in New York County
My Commission Expires June 18, 2019

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2015 and supplementary schedules are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2015 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Charles Mogilevsky
President

Notary Public
Subscribed and sworn to before me this 24th day of February 2016

DOUGLAS PAUL SIMONS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/18

CITIGROUP DERIVATIVES MARKETS INC.

Table of Contents

This report** contains (check all applicable boxes):

X		Report of Independent Registered Public Accounting Firm
X	(a)	Facing page
X	(b)	Statement of Financial Condition
-	(c)	Statement of Operations
	(d)	Statement of Changes in Stockholder's Equity
	(e)	Statement of Cash Flows
_	(f)	Statement of Changes in Subordinated Indebtedness
X	(g)	Computation of Net Capital Under Rule 15c3-1
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
__	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
__	(m)	A copy of the SIPC Supplemental Report
__	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Derivatives Markets, Inc.:

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets, Inc. as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Citigroup Derivatives Markets, Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, NY
February 26, 2016

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2015

(Dollars in thousands, except share data)

Assets		
Cash	$	166
Financial instruments owned and contractual commitments, at fair value:		
Options		161,500
Equity securities		889,045
		1,050,545
Receivables from brokers and dealers		108,113
Deposits with clearing organization		370
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $12,538		115
Deferred tax asset		24,663
Other assets		29,585
	$	1,213,557
Liabilities and Stockholder's Equity		
Liabilities:		
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:		
Options	$	81,145
Equity securities		832,056
		913,201
Payables to brokers and dealers		111
Payables to affiliates		17,097
Payables and accrued liabilities		11,694
Total liabilities		942,103
Commitments and contingencies (note 9)		
Stockholder's equity:		
Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares)		—
Additional paid-in capital		158,872
Retained earnings		112,582
Total stockholder's equity		271,454
Total liabilities and stockholder's equity	$	1,213,557

See accompanying notes to financial statements.

CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Notes to Financial Statements

December 31, 2015

(Dollars in thousands)

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of and also functions as a specialist and/or market maker on the Chicago Board Options Exchange, C2, Chicago Mercantile Exchange (CME), Gemini, International Securities Exchange, NYSE Arca, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe and the New York Stock Exchange AMEX options.

(b) Financial Instruments and Contractual Commitments

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is measured using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings. Principal transaction revenues and related expenses are recognized in the statement of operations on a trade-date basis.

(c) Receivables/Payables from/to Brokers and Dealers

The Company conducts business with two clearing brokers, Goldman Sachs Execution and Clearing, L.P. and Citigroup Global Markets, Ltd., for its trading activities. These brokers perform the clearing and depository operations of the Company's trading activities. Receivables and payables from and to brokers and dealers primarily reflect amounts due from and to these brokers, if any.

(d) Deposits Received for Securities Loaned

Deposits received for securities loaned, if any, are recorded at the amount of cash received and are collateralized principally by equity securities. The Company monitors the fair value of securities loaned daily and additional collateral is obtained as necessary.

(Dollars in thousands)

(e) Offsetting of Amounts Related to Certain Contracts

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

(f) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Maintenance and repairs are charged to "Other expenses" as incurred.

(g) Exchange Memberships and Other Exchange Interests

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually. No impairment was recorded in the current year for other than temporary impairment.

(h) Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including those regarding the allowance for doubtful accounts and the potential outcome of litigation and regulatory reviews, that affect the financial statements and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

(2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2015, net capital of $195,839 exceeded the minimum requirement by $195,589. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

(3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award

programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(4) Income Taxes

The operation of the Company is subject to U.S. federal income tax. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under a tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and unitary and nexus consolidated state returns of Citigroup Global Markets Holdings Inc. and combined subs and Citigroup Inc.

(Dollars in thousands)

Deferred income tax at December31, 2014 related to the following:

Deferred tax assets:		
Employee benefits / compensation	$	11,856
Depreciation / amortization		4,443
Intangible assets		6,755
Other deferred tax assets		1,626
Total deferred tax assets		24,680
Deferred tax liabilities:		
Investment position activity		(47)
Total deferred tax liabilities		(47)
Net deferred tax asset	$	24,633

The Company has no valuation allowance on deferred tax assets at December 31, 2015. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies, as defined in ASC 740, that could be implemented if necessary to prevent a carryforward from expiring.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, "Accounting for Uncertainty in Income Taxes".

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2012
New York State	2009
New York City	2012

(5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.

- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

(Dollars in thousands)

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments during the year ended December 31, 2015 are presented in the table below:.

Derivative Notionals

			Trading Derivatives
Interest rate contracts:			
Futures		$	31,911,200
Written options			329,309,600
Purchased options			323,604,900
	Total interest rate contract notionals		684,825,700
Equity contracts:			
Futures			723,956
Written options			49,360,423
Purchased options			54,046,045
	Total equity contract notionals		104,130,424
Foreign exchange contracts:			
Futures			149,755
Written options			1,669,722
Purchased options			1,750,042
	Total foreign exchange contract notionals		3,569,519
Commodity contracts:			
Futures			3,300,375
Written options			3,074,466
Purchased options			3,751,326
	Total commodity contract notionals		10,126,167
	Total derivative notionals	$	802,651,810

(Dollars in thousands)

Derivatives Outstanding at December 31, 2015

		Derivatives classified in financial instruments owned/sold	
		Assets	**Liabilities**
Derivative instruments:			
Interest rate options	$	101,655	97,883
Equity options		2,144,744	2,012,337
Foreign exchange options		9,928	6,835
Commodity options		203,793	262,710
Total derivatives		2,460,120	2,379,765
Less netting agreements		(2,298,620)	(2,298,620)
Net asset/liability	$	161,500	81,145

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement.

The tables below present the fair value of derivatives on a gross basis. The tables also present the amounts of counterparty netting that have been offset in the statement of financial condition. The Company performs netting by counterparty across asset classes. As a result, some unusual balances can result by asset class due to the effect of the netting across asset classes.

(Dollars in thousands)

	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amount of Assets included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Interest rate options	$ 101,655	$ 97,883	$ 3,772
Equity options	2,144,744	1,990,109	154,635
Foreign exchange options	9,928	6,835	3,093
Commodity options	203,793	203,793	-
Exchange Traded Derivatives	2,460,120	2,298,620	161,500

	Net Amount of Assets in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Counterparty A (CME)	$ -	$ -	$ -	$ -
Counterparty B (OCC)	161,500	-	-	161,500
Counterparty C (ICE)	-	-	-	-
Total	$ 161,500	$ -	$ -	$ 161,500

(Dollars in thousands)

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amount of Liabilities included on the Balance Sheet
Amounts that have been offset in the statement of financial condition			
Interest rate options	$ 97,883	$ 97,883	$ -
Equity options	2,012,337	1,990,109	22,228
Foreign exchange options	6,835	6,835	-
Commodity options	262,710	203,793	58,917
Exchange Traded Derivatives	2,379,765	2,298,620	81,145

	Net Amount of Liabilities in the Statement of Financial Condition	Financial Instruments	Cash Collateral Received	Net Amount
Counterparty A (CME)	$ 52,545	$ -	$ -	$ 52,545
Counterparty B (OCC)	-	-	-	-
Counterparty C (ICE)	28,600	-	-	28,600
Total	$ 81,145	$ -	$ -	$ 81,145

(6) Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market

risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the financial statements, the Company records all financial instruments at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movements in fair value are included in "Principal transactions" in the period in which they occur.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears its securities transactions through one unaffiliated and one affiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2015, a credit concentration with the clearing brokers consisted of approximately $242,830. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

(7) Fair Value Information

FASB ASC 820, *Fair Value Measurements,* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2015, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and contractual commitments and financial instruments sold, not yet purchased and contractual commitments.

(Dollars in thousands)

The instruments consist of both equity securities and exchange traded options. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2015:

	Level 1	Level 2	Level 3	Gross inventory	Netting*	Net balance
Financial instruments owned and contractual commitments, at fair value:						
Exchange traded options:						
Interest rate options	$ 101,285	370	—	101,655		
Equity options	2,144,744	—	—	2,144,744		
Foreign exchange options	9,928	—	—	9,928		
Commodities options	203,793	—	—	203,793		
Total gross exchange traded options	2,459,750	370	—	2,460,120		2,460,120
Netting agreements	—	—	—	—	(2,298,620)	(2,298,620)
Total exchange traded options	2,459,750	370	—	2,460,120	(2,298,620)	161,500
Equity securities	889,045	—	—	889,045	—	889,045
Total	$ 3,348,795	370	—	3,349,165	(2,298,620)	1,050,545

(Dollars in thousands)

		Level 1	Level 2	Level 3	Gross inventory	Netting*	Net balance
Financial instruments sold, not yet purchased, and contractual commitments, at fair value:							
Exchange traded options:							
Interest rate options	$	97,883	—	—	97,883		
Equity options		2,012,337	—	—	2,012,337		
Foreign exchange options		6,835	—	—	6,835		
Commodities options		262,710	—	—	262,710		
Total gross exchange traded options		2,379,765	—	—	2,379,765		2,379,765
Netting agreements		—	—	—	—	(2,298,620)	(2,298,620)
Total exchange traded options		2,379,765	—	—	2,379,765	(2,298,620)	81,145
Equity securities		832,056	—	—	832,056	—	832,056
Total	$	3,211,821	—	—	3,211,821	(2,298,620)	913,201

* Represents the exchange traded contracts covered by master netting agreements.

(8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. These related party transactions are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs.

(a) Cash

Cash at December 31, 2015 is held by Citibank, N.A., an affiliated company.

(b) Short-Term Borrowings

At December 31, 2015, there were no short-term borrowings outstanding from CFPI or any time throughout the year. The Company recorded no interest expense during the year.

(c) Deposits Received for Securities Loaned

Deposits received for securities loaned, if any, represent collateralized financing transactions with Citigroup Global Markets Inc. (CGMI).

(d) Payables to Affiliates

Payables to affiliates include amounts due to CGMI, relating to bills paid on the Company's behalf.

(Dollars in thousands)

(9) Commitments and Contingencies

(a) Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts.

(b) Risks and Uncertainties

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

(c) Lease Commitments

The Company has a noncancelable lease covering office space expiring on June 30, 2021. At December 31, 2015, minimum future rentals on the noncancelable operating lease are as follows:

2016	$	183
2017		164
2018		168
2019		172
2020		178
2021		89
Minimum future rental	$	954

(10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2015 that would require recognition or disclosure in these financial statements through February 26, 2016, which is the date these financial statements were issued. In January 2016 $50,000 was dividend up to its parent Citigroup Financial Products Inc.